UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 1‑U

☒ CURRENT REPORT PURSUANT TO REGULATION A

Commission file number 024-11640

ANDREW ARROYO REAL ESTATE, INC.
(Exact name of registrant as specified in its charter)

Delaware	85-2103542
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12636 High Bluff Drive, Suite 400 San Diego, CA	92130
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (888) 322-4368

Title of each class of securities issued pursuant to Regulation A:

 Common Stock, par value $0.001

 FORM 1-U CURRENT REPORT

ANDREW ARROYO REAL ESTATE INC. d/b/a AARE

12636 High Bluff Drive, Suite 400

San Diego, CA 92130

888-32-AGENT

www.aare.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Our Business” and elsewhere in this Current Report on Form 1-U constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some, but not all, cases, you can identify forward-looking statements by terms such as “anticipate”, “assume”, “believe”, “could”, “estimate”, “expect”, “intend”, “goal”, “may”, “might”, “objective”, “plan”, “possible”, “potential”, “project”, “should”, “strategy”, “will” and “would” or the negatives of these terms or other comparable terminology.

Our forward-looking statements may include, without limitation, statements with respect to:

1.	Future services;
2.	Future products;
3.	The availability of, and terms and costs related to, future borrowing and financing;
4.	Estimates of future sale;
5.	Future transactions;
6.	Estimates regarding the amount of funds we will need to fund our operations for specific periods;
7.	Estimates regarding potential cost savings and productivity; and
8.	Our listing, and the commencement of trading of our Common Stock, on the NASDAQ, OTC Markets or other exchanges and the timing thereof.

The cautionary statements set forth in this Current Report on Form 1-U, identify important factors that you should consider in evaluating our forward-looking statements.

Although the forward-looking statements in this Current Report on Form 1-U are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, except as required by law, to re-issue this Current Report on Form 1-U or otherwise make public statements updating our forward-looking statements. For the reasons set forth above, you should not place undue reliance on forward-looking statements in this Current Report on Form 1-U.

The Current Report on Form 1-U highlights information contained elsewhere and does not contain all the information that you should consider in making your investment decision. Before investing in our Common Stock, you should carefully read this entire Current Report on Form 1-U and our Regulation A Offering Circular filed with the Securities and Exchange Commission, including our financial statements and related notes. You should consider among other information, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

ITEM 1	FUNDAMENTAL CHANGES	3

ITEM 2	BANKRUPCY OR RECEIVERSHIP	3

ITEM 3	MATERIAL MODIFICATION TO RIGHTS OF SECURITYHOLDERS	3

ITEM 4	CHANGES IN ISSUER’S CERTIFYING ACCOUNTANT	3

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ITEM 1. FUNDAMENTAL CHANGES

None.

ITEM 2. BANKRUPCY OR RECEIVERSHIP

None.

ITEM 3. MATERIAL MODIFICATION TO RIGHTS OF SECURITYHOLDERS

None.

ITEM 4. CHANGES IN ISSUER’S CERTIFYING ACCOUNTANT

Auditor Change from Scott W. Smith CPAs, Inc. to RJI International Inc.

On April 7, 2023, Scott W. Smith CPAs, Inc. (“Smith”) notified our management that they were resigning as our independent registered public accounting firm engaged to audit our financial statements, effective immediately.

Smith audited our financial statements, including our balance sheets as of December 31, 2020 and 2021, and our related statements of operations, changes in stockholders’ equity, and statements of cash flows for the periods from January 1, 2020 through December 31, 2020, and January 1, 2021 through December 31, 2021. The audit reports of Smith on our financial statements for the periods stated above (the “Audit Period”) did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal year ended December 31, 2021 and through Smith’s resignation on April 7, 2023, there were no disagreements with Smith on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Smith, would have caused Smith to make reference to the subject matter of the disagreements in connection with its reports.

We furnished Smith with a copy of this disclosure on or about April 21, 2023, providing Smith with the opportunity to furnish us with a letter addressed to the Commission stating whether it agrees with the statements made by us herein in response to Item 304(a) of Regulation S-K and, if not, stating the respect in which it does not agree. Smith elected not to submit a letter.

On April 7, 2023, our Board of Directors approved the dismissal of Smith as our independent registered public accounting firm and also approved the appointment of Ramirez Jimenez International CPAs. (“RJI”) as our new independent registered public accounting firm for the fiscal year ending December 31, 2022. RJI was formally engaged on April 7, 2023.

During the fiscal year ended December 31, 2022 we did not consult with RJI regarding: (i) the application of accounting principles to a specified transaction, either proposed or completed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to the Company that RJI concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

ITEM 5. NON-RELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS OR A RELATED AUDIT REPORT OR COMPLETED INTERIM REVIEW

None.

ITEM 6. CHANGES IN CONTROL OF ISSUER

None.

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

None.

ITEM 8. CERTAIN UNREGISTERED SALES OF EQUITY SECURITIES

None.

ITEM 9. OTHER CHANGES

None.

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SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer has duly caused this Form 1-U to be signed on its behalf by the undersigned thereunto duly authorized, in the City of San Diego, State of California, on April 27, 2023.

Andrew Arroyo Real Estate Inc.

Dated: April 27, 2023		/s/ Andrew Michael Arroyo
	By:	Andrew Michael Arroyo
	Its:	President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

Dated: April 27, 2023		/s/ Andrew Michael Arroyo
	By:	Andrew Michael Arroyo, President, Chief Executive Officer (Principal Executive Officer), and Director

Dated: April 27, 2023		/s/ Tiffany Mohler
	By:	Tiffany Mohler
	Its:	Treasurer (Principal Financial Officer) and VP Administration

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